

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 22, 2007

Mr. John R. Van Kirk
Managing Director
North European Oil Royalty Trust
PO Box 456
43 West Front Street, Suite 19A
Red Bank, New Jersey 07701

> **Re: North European Oil Royalty Trust**
> **Form 10-K for Fiscal Year Ended October 31, 2006**
> **Filed December 29, 2006**
> **File No. 1-8245**

Dear Mr. Van Kirk:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2006

Disclosure Controls and Procedures, page 38

1. We note your disclosure that your "Managing Director concluded that the Trust's disclosure controls and procedures were effective, in all material respects, with respect to recording, processing, summarizing and reporting, within the time periods specified in the Securities and Exchange Commission's rules and forms, of information required to be disclosed by the Trust's management in the reports

that are filed or submitted under the Exchange Act." Under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer's management. Please modify your disclosed definition of "disclosure controls and procedures" or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), if appropriate, to address this requirement in future filings. In addition, please confirm that, as of the end of your fiscal year ended October 31, 2006 and your fiscal quarter ended January 31, 2007, your disclosure controls and procedures were effective in accordance with the applicable Exchange Act Rule or otherwise advise.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. John R. Van Kirk
North European Oil Royalty Trust
May 22, 2007
Page 3

        You may contact Jennifer Goeken at (202) 551-3721 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief